UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2013 (Report No.5)

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on July 24, 2013 announcing earnings results for the second quarter ended June 30, 2013.

The GAAP financial statements in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and
Chief Financial Officer

Date: July 24, 2013

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Financial Results for the Second Quarter Ended June 30, 2013

Quarterly Revenues Increase 10% Year-Over-Year

Burlington, MA, July 24, 2013 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the second quarter ended June 30, 2013.

Highlights

•	Revenues were $24.7 million (10% year-over-year growth)
•	GAAP EPS $(0.09); Non-GAAP EPS $(0.07)
•	Total cash and investments decreased to $54.4 million
•	Cash used in operations was $2.5 million

For the second quarter ended June 30, 2013, total revenues were $24.7 million, up 10% from $22.5 million in the second quarter of 2012. Net loss for the second quarter of 2013 was $2.9 million, or ($0.09) loss per fully diluted share, compared to net income of $0.1 million, or $0.00 per fully diluted share, for the same period last year. Non-GAAP net loss for the quarter was $2.3 million, or ($0.07) loss per fully diluted share, compared to $1.0 million, or $0.03 per fully diluted share, for the same period last year.

Software license revenues for the second quarter of 2013 were $6.1 million, down 4% compared with software license revenues of $6.3 million for the same period last year. Service and maintenance revenues were $18.6 million, up 15% compared with service and maintenance revenues of $16.2 million in the same period last year.

Gross profit in the second quarter of 2013 was $13.5 million, or 55% of revenues, compared to $12.7 million, or 57% of revenues, in the same period last year.

Net cash used in operating activities was $2.5 million during the second quarter of 2013. Following a $2.5 million cash dividend payment, cash, cash equivalents and short and long-term investments at the end of the second quarter of 2013 were $54.4 million, a decrease of $5.9 million compared to the end of the first quarter of 2013.

Management Commentary

“We continue to implement our strategy focused on growing our mobile and cloud revenues and remain confident doing so will properly position us to extend our leadership in the workforce management space and secure profitable revenue growth over the long term. Revenues in the second quarter, while still representing 10% year-over-year growth, came in lower than expected. This is primarily due to a faster than expected shift in our revenues to cloud-based software-as-a-service (SaaS) sales, which also caused some delays in deal closing processes and smaller initial deal size. Still, the cloud trend is a positive development for ClickSoftware that will benefit us over the long-term,” said Dr. Moshe BenBassat, ClickSoftware's CEO and Founder. “Additionally, we continue to establish winning teams in our growth territories – Latin America and Russia. In some countries, the macro economic conditions are challenging resulting in longer than expected closing processes.”

“Operationally, the number of new accounts we signed in the second quarter and the number of orders received from existing customers was considerably higher than our average. Some of these are mid-market customers which bought our cloud-based solutions that also include mobility components. This trend, together with our growing enterprise mobility apps and the new partnerships with Salesforce.com and others, will allow ClickSoftware to maintain our premium positioning and sustain competitive advantages over our competition,” Dr. BenBassat added.

Financial Outlook

As communicated on July 8, 2013, full year 2013 revenues are expected to be between $110 million to $115 million, representing about 10% to 15% growth over 2012. Non-GAAP fully diluted earnings per share for 2013 is expected to be in the range of $0.10 to $0.18, which excludes share-based compensation, deferred taxes expense (net of tax payment for previous years retained earnings) and amortization of intangible assets costs of approximately $0.08, $0.01 and $0.00 per fully diluted share, respectively. GAAP fully diluted earnings per share is expected to be in the range of $0.02 to $0.10.

Cash Dividend

ClickSoftware also announced today that on July 22, 2013, its Board of Directors approved a $0.05 per share dividend to be paid on August 21, 2013 to all shareholders of record as of the close of business on August 7, 2013. The dividend will be paid net of any required tax. The Company does not have a formal policy governing the amounts and payment of dividends, and the declaration and payment of future dividends, if any, is at the discretion of the Company’s Board of Directors.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 782-4291 (international callers can dial +972-3-925-5927).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, Latin America and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, previous years retained earnings tax and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including expected increase in market share and revenue growth, contribution of cloud-based sales, our outlook for full year 2013 revenues and GAAP and non-GAAP earnings per share, and expectations of future dividends. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, the impact of the Cloud model on initial transaction size and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	June 30, 2013		June 30, 2012
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$6,076	25%	$6,307	28%
Services	18,584	75%	16,175	72%
Total revenues	24,660	100%	22,482	100%

Cost of revenues:
Software license	1,004	4%	640	3%
Services	10,181	41%	9,115	41%
Total cost of revenues	11,185	45%	9,755	43%

Gross Profit	13,475	55%	12,727	57%

Operating expenses:
Research and development costs, net	4,019	16%	2,979	13%
Selling and marketing expenses	10,269	42%	7,403	33%
General and administrative expenses	2,292	9%	2,255	10%
Total operating expenses	16,580	67%	12,637	56%

Operating (loss) income	(3,105)	(13%)	90	0%
Interest income, net	290	1%	27	0%
Net (loss) income before taxes	$(2,815)	(11%)	$117	1%
Tax expense, net	100	0%	44	0%
Net (loss) income	$(2,915)	(12%)	$73	0%

Net (loss) earnings per ordinary share:
Basic	$(0.09)		$0.00
Diluted	$(0.09)		$0.00

Shares used in computing basic net (loss) income per share	31,926,052		31,545,346
Shares used in computing diluted net (loss) income per share	32,955,793		32,867,492

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Six Months Ended
	June 30, 2013		June 30, 2012
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$13,115	27%	$12,725	29%
Services	36,085	73%	31,605	71%
Total revenues	49,200	100%	44,330	100%

Cost of revenues:
Software license	2,061	4%	1,565	4%
Services	19,451	40%	17,599	40%
Total cost of revenues	21,512	44%	19,164	43%

Gross Profit	27,688	56%	25,166	57%

Operating expenses:
Research and development costs, net	7,724	16%	5,650	13%
Selling and marketing expenses	18,725	38%	14,737	33%
General and administrative expenses	4,345	9%	4,197	9%
Total operating expenses	30,794	63%	24,584	55%

Operating (loss) income	(3,106)	(6%)	582	1%
Interest income, net	563	1%	226	1%
Net (loss) income before taxes	$(2,543)	(5%)	$808	2%
Tax expense, net	287	1%	34	0%
Net (loss) income	$(2,830)	(6%)	$774	2%

Net (loss) earnings per ordinary share:
Basic	$(0.09)		$0.02
Diluted	$(0.09)		$0.02

Shares used in computing basic net (loss) income per share	31,807,389		31,479,942
Shares used in computing diluted net (loss) income per share	32,927,531		32,925,309

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,231	$12,793
Deposits	13,475	30,310
Marketable securities	20,770	15,635
Trade receivables, net	21,011	21,792
Deferred taxes	890	220
Other receivables and prepaid expenses	4,622	3,398
Total current assets	79,999	84,148

LONG TERM ASSETS
Property and equipment, net	5,356	4,206
Deposits	897	621
Other receivables and prepaid expenses	204	275
Deferred taxes	1,350	1,230
Intangible assets, net	271	452
Goodwill	1,572	1,572
Severance pay funds	2,171	1,965
Total long term assets	11,821	10,321
Total Assets	$91,820	$94,469

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$15,256	$16,536
Deferred revenues	13,361	9,047
Total current liabilities	28,617	25,583

LONG TERM LIABILITIES
Accrued severance pay	4,818	4,465
Deferred revenues	821	1,503
Total long term liabilities	5,639	5,968
Total liabilities	34,256	31,551

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	135	132
Additional paid-in capital	89,881	87,566
Accumulated deficit	(33,237)	(25,296)
Accumulated other comprehensive income	828	559
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	57,564	62,918
Total Liabilities and shareholders' equity	$91,820	$94,469

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended
	June 30, 2013	June 30, 2012
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(2,830)	$774
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	1,206	1,008
Amortization of deferred compensation	1,189	1,232
Amortization of acquired intangible assets	181	415
Severance pay, net	147	285
Gain on marketable securities	(172)	(71)
Other	46	3
Changes in operating assets and liabilities:
Trade receivables	781	1,747
Deferred taxes	(790)	(120)
Other receivables	(884)	(42)
Accounts payable and accrued expenses	(1,280)	(1,883)
Deferred revenues	3,632	(2,347)
Net cash provided by operating activities	$1,226	$1,001

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(2,402)	(1,600)
Increase in deposits	16,559	4,303
Investments in marketable securities	(9,034)	(725)
Proceeds from sale of marketable securities	4,071	845
Net cash provided by investment activities	$9,194	$2,823

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(5,111)	(5,061)
Employee options exercised	1,129	477
Net cash used in financing activities	$(3,982)	$(4,584)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,438	(760)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,793	14,683
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$19,231	$13,923

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	June 30, 2013		June 30, 2012
	$	% of Revenues	$	% of Revenues

GAAP Net (loss) income	$(2,915)	(12%)	$73	0%
Share-based compensation (1)	620		684
Amortization of intangible assets (2)	51		174
Deferred taxes	(70)		40
Non-GAAP Net (loss) income	$(2,314)	(9%)	$971	4%

GAAP (loss) Earnings per share (diluted)	$(0.09)		$0.00
Share-based compensation	0.02		0.02
Amortization of intangible assets	0.00		0.01
Deferred taxes	0.00		0.00
Non-GAAP (loss) Earnings per share (diluted)	$(0.07)		$0.03

(1) Share-based compensation:
Cost of services	$91		$82
Research and development costs, net	75		64
Selling and marketing expenses	177		156
General and administrative expenses	277		382
	$620		$684

(2) Amortization of intangible assets:
Cost of revenues	$51		$144
Research and development costs, net	-		30
	$51		$174

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Six Months Ended
	June 30, 2013		June 30, 2012
	$	% of Revenues	$	% of Revenues

GAAP Net (loss) income	$(2,830)	(6%)	$774	2%
Share-based compensation (1)	1,189		1,232
Amortization of intangible assets (2)	181		415
Tax payment for previous years retained earnings*	744		-
Deferred taxes	(790)		(120)
Non-GAAP Net (loss) income	$(1,506)	(3%)	$2,301	5%

GAAP (loss) Earnings per share (diluted)	$(0.09)		$0.02
Share-based compensation	0.04		0.04
Amortization of intangible assets	0.00		0.01
Tax payment for previous years retained earnings*	0.02		0.00
Deferred taxes	(0.02)		0.00
Non-GAAP (loss) Earnings per share (diluted)	$(0.05)		$0.07

(1) Share-based compensation:
Cost of services	$170		$141
Research and development costs, net	136		113
Selling and marketing expenses	329		273
General and administrative expenses	554		705
	$1,189		$1,232

(2) Amortization of intangible assets:
Cost of revenues	$152		$355
Research and development costs, net	29		60
	$181		$415

* See Note 14.A to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 20-F, regarding November 2012 law